UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)

FX ALLIANCE INC.

(Name of Subject Company)

FX ALLIANCE INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

361202104

(CUSIP Number of Class of Securities)

Philip Z. Weisberg

Chief Executive Officer

FX Alliance Inc.

909 Third Avenue, 10th Floor

New York, New York 10022

(646) 268-9900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David Fox, Esq.

Joshua N. Korff, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

☐          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by FX Alliance Inc., a Delaware corporation (the “Company”), on July 18, 2012, as amended by the Schedule 14D-9/A filed with the SEC by the Company on July 24, 2012 and the Schedule 14D-9/A filed with the SEC by the Company on July 31, 2012 (as may be further amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by CB Transaction Corp. (“Merger Sub”), a Delaware corporation and a direct wholly-owned subsidiary of Thomcorp Holdings Inc. (“Parent”), a Delaware corporation and indirect wholly-owned subsidiary of Thomson Reuters Corporation, a corporation under the laws of the Province of Ontario, Canada (“Thomson Reuters”), to purchase all of the Company’s outstanding common stock, par value $0.0001 per share (the “Shares”) at a price per Share equal to $22.00 in cash, net to the seller, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 2012 (as amended or supplemented from time to time), and in the related Letter of Transmittal (as amended or supplemented from time to time). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time), filed by Merger Sub, Parent and Thomson Reuters with the SEC on July 18, 2012.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 3 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Explanatory Note:  As contemplated by the proposed settlement of certain litigation described in Item 8 of the Schedule 14D—9 under the heading “Litigation”, as further described below, the Company is providing certain additional disclosures that are supplemental to those contained in the Schedule 14D—9. This supplemental information should be read in conjunction with the Schedule 14D—9, which we urge you to read in its entirety. The defendants deny that any further supplemental disclosure was required under any applicable rule, statute, regulation or law but have agreed to provide these additional disclosures as part of the proposed settlement. As noted below, none of the defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, any breach of any fiduciary duty, or aiding or abetting any of the foregoing.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Item 3, “Past Contacts, Transactions, Negotiations and Agreements” and the disclosure under the heading titled “Arrangements between the Company and its Executive Officers, Directors and Affiliates—Merger Agreement—Continuing Employees” is hereby amended and supplemented by adding the following paragraph to the end of such subsection:

“On August 9, 2012, Parent indicated its intention to waive the Company’s obligation to terminate the Company’s 401(k) plan as described in the preceding sentence.   As a result, the Company expects that the Company’s 401(k) plan will continue in effect following the Closing, subject to future modification in accordance with its terms.”

Item 3, “Past Contacts, Transactions, Negotiations and Agreements” and the disclosure under the heading titled “Arrangements between the Company and its Executive Officers, Directors and Affiliates— Employment Agreements Following the Merger” is hereby amended by deleting the first paragraph thereunder and replacing it with the following two paragraphs:

“As of the date of the initial Schedule 14D-9, Parent and Merger Sub have informed the

Company that no members of the Company’s current management have entered into any agreement, arrangement or understanding with Parent, Merger Sub or their affiliates regarding employment with the Surviving Company.  As of the date of the initial Schedule 14D-9, and as initially disclosed to the Company in Thomson Reuters May 29 letter to the Company, Parent and Merger Sub have also informed the Company that Parent may retain certain members of the Company’s management team following the Effective Time.  On August 3, 2012, Mr. Clark discussed with Mr. Weisberg that Thomson Reuters would discuss such issues with Mr. Weisberg after the Effective Time.

As of the date of this Amendment, Parent and Merger Sub have informed the Company that following the Effective Time, Parent intends to retain a large majority of the employees of the Company, including most members of the Company’s management team.  Additionally, in order to achieve such retention and as initially disclosed to the Company in Thomson Reuters May 29 letter to the Company, Parent and Merger Sub have informed the Company that Parent further expects to retain and provide incentives, which have not yet been identified, to key personnel pursuant to mutually acceptable employment or other agreements, which will be negotiated and executed following the Acceptance Time.  As of the date of this revised Schedule 14D-9, Parent and Merger Sub have not informed the Company who they view as “key personnel” or the terms of any incentives that contemplate offering such key personnel.  As of the date of this Amendment, no negotiations have taken place with respect to any employment agreements, arrangements, or understandings.”

Item 4.  The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation” and the disclosure under the heading titled “Background of the Offer; Reasons for the Company Board’s Recommendation—Background of the Offer” is hereby amended by amending and restating the second and third paragraphs thereunder in their entirety as follows:

“On December 20, 2011, Andrew Hausman, Managing Director, Fixed Income & Foreign Exchange of Thomson Reuters, contacted Philip Z. Weisberg, the Company’s Chief Executive Officer and chairman of the Company Board, to discuss the potential for a joint marketing arrangement between Thomson Reuters and the Company.  Mr. Hausman then met with Mr. Weisberg and James Kwiatkowski, Global Head of Sales of the Company, to continue discussions for such an arrangement.  Mr. Weisberg tasked Mr. Kwiatkowski with serving as the Company’s primary point of contact with Thomson Reuters in connection with the joint marketing arrangement.  On January 19, 2012, the Company and TR Markets entered into a mutual non-disclosure agreement with respect to such an arrangement.

Between January and May of 2012, the Company and Thomson Reuters participated in various meetings and engaged in various discussions relating to a joint marketing arrangement, which focused on the possibility of using certain capabilities of the Company in conjunction with Thomson Reuters Eikon pre-trade desktop platform.  During such period, the Company and Thomson Reuters exchanged non-public information primarily relating to technical capabilities and interface of products.  On or about May 14, 2012, Mr. Kwiatkowski asked James F.X. Sullivan, the Company’s General Counsel, to begin drafting documents setting out the framework of such an arrangement.  No draft documents were ever exchanged and the joint marketing arrangement was never formally presented to the Company Board.  The arrangement was never sufficiently developed such that it could be meaningfully valued and reflected in any formal or informal Company projection.  As a general matter, from time to time, the Company will consider and enter into joint marketing arrangements with the goal of accessing new customers or additional volume.  These arrangements are regularly considered as part of the Company’s normal course of business and are of mixed success and difficult to value in advance.”

Item 4, “The Solicitation or Recommendation” and the disclosure under the heading titled “Background of the Offer; Reasons for the Company Board’s Recommendation—Background of the Offer” is hereby amended by amending and restating the sixth paragraph thereunder in its entirety as follows:

“On or about May 19, 2012, in consultation with various members of the Company Board, Mr. Weisberg and Mr. Trudeau requested that J.P. Morgan advise the Company Board with respect to the Thomson Reuters proposal.  J.P. Morgan was selected after consideration of other investment banks with which the Company had familiarity from its initial public offering.  J.P. Morgan was ultimately selected, among other things, based on J.P. Morgan’s familiarity with the Company and the Company’s industry as a result of its involvement as a joint book-running manager of the Company’s initial public offering, the Company’s existing relationship with J.P. Morgan and certain individuals there who had been involved with the Company’s initial public offering and J.P. Morgan’s other qualifications, experience and reputation.”

Item 4, “The Solicitation or Recommendation” and the disclosure under the heading titled “Background of the Offer; Reasons for the Company Board’s Recommendation—Background of the Offer” is hereby amended by amending and restating the eighth paragraph thereunder in its entirety as follows:

“On May 21, 2012, the Company Board met at J.P. Morgan’s office in New York and telephonically, in a meeting attended by the Company’s executive officers, representatives of J.P. Morgan and representatives of Kirkland & Ellis LLP (“K&E”), the Company’s outside legal counsel. At this meeting, Mr. Weisberg communicated the Thomson Reuters proposal to the Company Board, J.P. Morgan presented its preliminary views with respect to the valuation of the Company, the Company’s management discussed its views of potential synergies and K&E discussed certain relevant legal considerations. The Company Board then excused the representatives of J.P. Morgan and determined that it was unwilling to engage Thomson Reuters in further discussions at the price proposed by Thomson Reuters. The Company Board authorized the Company’s management to prepare projections for the Company and authorized J.P. Morgan to respond to Thomson Reuters regarding the proposal. Later that day, J.P. Morgan contacted Barclays, the financial advisor of Thomson Reuters, and communicated the Company Board’s decision and view that the Thomson Reuters proposal significantly undervalued the Company.”

Item 4, “The Solicitation or Recommendation” and the disclosure under the heading titled “Background of the Offer; Reasons for the Company Board’s Recommendation—Background of the Offer” is hereby amended by amending and restating the 10th, 11th and 12th paragraphs thereunder in their entirety as follows:

“On May 24, 2012, Messrs. Weisberg and Cooley attended a video conference with Messrs. Clark, Collier and Craig of Thomson Reuters. Representatives of J.P. Morgan and Barclays attended telephonically. During the meeting, Messrs. Weisberg and Cooley discussed various aspects of the Company’s business and the potential to cross-distribute products and provide joint functionality should Thomson Reuters acquire the Company, as well as other potential areas of growth that the Company was exploring. The Company stressed that adding the suite of the Company’s products to the existing Thomson Reuters offerings had value to Thomson Reuters and that Thomson Reuters global distribution network could accelerate the growth of FXall’s trading volumes. Thomson Reuters and the Company agreed that representatives of J.P. Morgan and Barclays should continue discussions regarding the complementariness of the Company’s and the Thomson Reuters businesses. Between May 24, 2012 and May 29, 2012, representatives of J.P. Morgan and Barclays had several conference calls to discuss the same.

On May 29, 2012, the Company received a letter from Thomson Reuters setting forth a non-binding indication of interest to acquire 100% of the outstanding shares of the Company at a price of $20.50 per share in cash, subject to satisfactory completion of due diligence and negotiation of definitive agreements, and not subject to any financing contingency. That day, the Company Board met telephonically, with the Company’s management and representatives of J.P. Morgan and K&E in attendance. At the meeting, K&E reviewed the directors’ fiduciary duties in the context of an exploration of strategic alternatives, including a possible sale of the Company. The Company Board then discussed Thomson Reuters offer letter. J.P. Morgan and K&E were then excused from the meeting and the Company’s management presented three cases of projections through fiscal year end 2015 that were prepared by the Company’s management for purposes of evaluating the Thomson Reuters proposal (as more fully described in the section titled “Financial Projections” below). The Company Board then discussed the projections, including the assumptions and variables affecting such projections in each of the three cases, and compared the projections to the Company’s previous forecasts and analyst forecasts. The Company Board then decided to reconvene on May 31, 2012 to allow each of the directors enough time to review the projections.  Following the meeting, the Company’s management sent the Company Board a slightly revised set of projections.

On May 31, 2012, the Company Board again met telephonically, with the Company’s management and representatives of J.P. Morgan and K&E in attendance. The Company Board determined, after considering among other things the Company’s prospects as a stand-alone entity based on the projections prepared by the Company’s management and presented at the previous meeting of the Company Board and the existence of other potential acquirers, that they were not prepared to accept the Thomson Reuters proposal, which undervalued the Company, and that the Company was unwilling to engage Thomson Reuters in further discussions at such price. The Company Board authorized J.P. Morgan to respond to Thomson Reuters through Barclays regarding the Company Board’s views on such proposal, and to indicate to Barclays that the Company would only consider engaging with Thomson Reuters in further discussions if Thomson Reuters increased its previous offer, which J.P. Morgan relayed later that day.”

Item 4, “The Solicitation or Recommendation” and the disclosure under the heading titled “Background of the Offer; Reasons for the Company Board’s Recommendation—Background of

the Offer” is hereby amended by amending and restating the 17th paragraph thereunder in its entirety as follows:

“On June 13, 2012, the Company Board acted by unanimous written consent to establish a Transactions Committee comprising Mr. Weisberg, Mr. Trudeau, Peter Tomozawa and Gerald D. Putnam (the “Transactions Committee”) to more efficiently oversee the situation.  The Transactions Committee was authorized to evaluate, negotiate and report to the Company Board on matters, terms and processes related to a potential acquisition or merger transaction involving the Company, including the proposal from Thomson Reuters, and to invite certain additional parties to submit preliminary indications of interest.  The Transactions Committee was, however, expressly prohibited from approving any definitive documentation or agreements (other than non-disclosure agreements) involving or relating to any potential acquisition or merger transaction involving the Company.  Mr. Putnam was selected to be a member of the Transactions Committee because of his involvement in the Company’s initial public offering, his role as the lead independent director and his experience in prior strategic merger and acquisition transactions. Mr. Trudeau was selected because of his involvement in the Company’s initial public offering and his experience in prior strategic merger and acquisition transactions. Mr. Tomozawa was selected because of his familiarity with the business and industry of the Company. Mr. Weisberg was selected because of his familiarity with the business and industry of the Company and his role as the Chief Executive Officer of the Company.  The Company Board was aware of, and considered, Mr. Trudeau’s affiliation with the Company’s largest stockholder and Mr. Weisberg’s position as the Company’s CEO in making its selection.  Messrs. Trudeau and Weisberg were nevertheless appointed to the Transactions Committee as a result of their backgrounds, the fact that any decision would ultimately be made by the full Company Board and because Messrs. Trudeau and Weisberg did not constitute a majority of the Transactions Committee or the Company Board.”

Item 4, “The Solicitation or Recommendation” and the disclosure under the heading titled “Background of the Offer; Reasons for the Company Board’s Recommendation—Background of the Offer” is hereby amended by amending and restating the 21st paragraph thereunder in its entirety as follows:

“On June 18, 2012, the Company received a letter from Thomson Reuters setting forth a non-binding indication of interest to acquire 100% of the outstanding shares of the Company at a price of $22.00 per share in cash, subject to satisfactory completion of due diligence and negotiation of definitive agreements which could be completed within one week. The letter indicated that the revised proposal would expire at 5:00 p.m., Eastern Time, on June 20, 2012. Later that day, the Company Board met telephonically, with the Company’s management and representatives of J.P. Morgan and K&E in attendance. J.P. Morgan summarized its relationships with the Company, Thomson Reuters, other companies in the Company’s industry (including potential acquirers of the Company) and Technology Crossover Ventures. The Company Board then formally authorized the Company to enter into a previously negotiated engagement letter with J.P. Morgan, pursuant to which J.P. Morgan would act as the Company’s financial advisor with respect to a possible change in control transaction with respect to the Company. The Company Board also authorized J.P. Morgan to commence discussions with Thomson Reuters regarding its offer but on a schedule designed to allow the Company sufficient time to explore other alternatives. With the assistance and advice of J.P. Morgan, the Company Board considered eleven alternative potential parties.  These parties were strategically selected with input from the Company based on previous interest in, for example, acquiring the Company, prior identification in connection with the Company’s initial public offering, and J.P. Morgan and the Company’s management’s industry knowledge.  The Company Board determined to solicit indications of interest from eight of the eleven parties, selected based on, among other things, perceived level of interest in the Company’s business based on various prior contacts, ability to finance an acquisition of the Company, history of acquisitions and the complementariness of their business. After the meeting, the Company executed the engagement letter retaining J.P. Morgan as its financial advisor in connection with a possible change of control transaction. J.P. Morgan contacted Barclays and requested that Thomson Reuters provide a due diligence request list, which was received that day. Representatives of Barclays also sent an indicative one-week schedule to finalize due diligence and negotiations on definitive agreements.”

Item 4, “The Solicitation or Recommendation” and the disclosure under the heading titled “Background of the Offer; Reasons for the Company Board’s Recommendation—Background of the Offer” is hereby amended by amending and restating the 32nd paragraph thereunder in its entirety as follows:

“Also on June 29, 2012, J.P. Morgan received a letter from Company B, one of the five parties that executed a confidentiality agreement and expressed interest in pursuing a transaction with the Company. The letter set forth a non-binding indication of interest to acquire 100% of the outstanding shares of the Company for a price per share in the “low 20s” in cash. In addition, on June 30, 2012, following instructions from the Company, J.P. Morgan also sent Company B the draft of the merger agreement that was previously sent to Thomson Reuters. Following receipt of the letter from Company B and leading up to the signing of the Merger Agreement, at the direction of the Company, J.P. Morgan contacted Company B or its advisors multiple times (including on June 29, 2012, June 30, 2012, July 1, 2012, and July 3, 2012) requesting a firm offer price and a markup to the merger agreement; however, Company B refused to provide a more definitive offer price and did not provide any comments to the draft merger agreement without providing any reason for its refusal and without formally indicating its intention to no longer pursue a transaction with the Company. The Company Board was promptly informed of the letters from Company A and Company B.”

Item 4, “The Solicitation or Recommendation” and the disclosure under the heading titled “Background of the Offer; Reasons for the Company Board’s Recommendation—Background of the Offer” is hereby amended by amending and restating the 35th paragraph thereunder in its entirety as follows:

“On July 2, 2012, the Company Board met telephonically, with the Company’s management and representatives of J.P. Morgan and K&E in attendance, to discuss the status of the negotiations with Thomson Reuters and the status of the solicitation of indications of interest from other parties. The Company Board discussed, among other things, the indication of interest received from Company B and the Company Board’s preliminary view that even if Company B were to provide an offer at the same price as Thomson Reuters, a transaction with Company B would provide less certainty of closing to the Company’s stockholders than a transaction with Thomson Reuters.  During the meeting, J.P. Morgan received a letter from Company C, one of the five parties that executed a confidentiality agreement and expressed interest in pursuing a transaction with the Company, setting forth a non-binding indication of interest to acquire 100% of the outstanding shares of the Company for $19.75 per share in cash, subject to satisfactory completion of due diligence. The letter was promptly forwarded to the Company Board. At the direction of the Company, J.P. Morgan contacted Company C and indicated that Company C would need to increase its offer price in order to continue to participate in the process.”

Item 4, “The Solicitation or Recommendation” and the disclosure under the heading titled “Background of the Offer; Reasons for the Company Board’s Recommendation—Background of the Offer” is hereby amended by amending and restating the 41st paragraph thereunder in its entirety as follows:

“On July 6, 2012, K&E sent a revised draft of the merger agreement to Fried Frank. The Company Board met telephonically on July 6, 2012, with the Company’s management and representatives of J.P. Morgan and K&E in attendance, to review the current status of the negotiations with Thomson Reuters and other potential acquirers, and to review the most current draft of the merger agreement. Also on July 6, 2012, J.P. Morgan received an indication from Company C that it was not in a position to increase its $19.75 per share offer price and therefore it decided not to pursue a transaction with the Company at that time.”

Item 4, “The Solicitation or Recommendation” and the disclosure under the heading titled “Opinion of the Company’s Financial Advisor—Public Trading Multiples” is hereby amended by amending and restating the first paragraph thereunder in its entirety as follows:

“Public Trading Multiples.  Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be sufficiently analogous to one or more of the Company’s business lines.  The Company operates in multiple business lines and does not directly compete with any single company in all of these business lines.  JP Morgan identified five sets of comparable companies, representing significant business lines of the Company and analyzed multiple companies within each peer group.  These companies were selected, among other reasons, because they had publicly traded equity securities and were deemed to be similar to the Company in one or more respects including the nature of their business, size, financial performance metrics (including, among others, revenue growth and earnings before interest, taxes, depreciation and amortization margins) and geographic composition and/or compete with the Company in one or more business lines.  However, none of the companies selected is identical or directly comparable to the Company. Accordingly, J.P. Morgan made judgments and assumptions concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.”

Item 4, “The Solicitation or Recommendation” and the disclosure under the heading titled “Opinion of the Company’s Financial Advisor—Public Trading Multiples” is hereby amended by amending and restating the table that immediately follows the phrase “The following table represents the results of this analysis:” in its entirety and the first sentence of the first paragraph immediately following such table as follows:

	“Price/Unadj. EPS		FV/Unadj. EBITDA
Company	2012E	2013E	2012E	2013E
ATSs/Market makers
Interactive Brokers LLC	12.0x	9.7x	6.3x	5.1x
Knight Capital Group, Inc.	9.8x	6.9x	5.0x	4.5x
MarketAxess Holdings Inc.	20.5x	15.7x	9.8x	8.1x
Investment Technology Group, Inc.	16.6x	11.3x	4.0x	3.5x
Median	14.3x	10.5x	5.6x	4.8x
Interdealer brokers
ICAP plc	10.3x	9.6x	5.5x	5.2x
BGC Partners Inc.	9.5x	7.7x	6.8x	6.1x
GFI Group Inc.	16.8x	9.6x	5.1x	4.1x
Median	10.3x	9.6x	5.5x	5.2x
Retail FX
FXCM Inc.	14.6x	10.6x	5.7x	4.3x
GAIN Capital Holdings Inc.	22.1x	7.9x	N/A	N/A
Median	18.4x	9.2x	5.7x	4.3x
Exchanges
CME Group Inc.	16.2x	14.0x	8.7x	7.9x
InterContinentalExchange Inc.	17.1x	15.1x	9.9x	8.9x
Deutsche Börse AG	9.6x	8.8x	6.7x	6.4x
NYSE Euronext, Inc.	11.7x	9.1x	7.4x	6.5x
London Stock Exchange plc	12.2x	11.8x	7.4x	7.4x
NASDAQ OMX Group Inc.	8.9x	7.8x	6.7x	6.4x
Chicago Board Options Exchange, Inc.	17.8x	15.2x	8.5x	7.6x
Median	12.2x	11.8x	7.4x	7.4x
Workflow software providers
Thomson Reuters Corporation	19.4x	17.4x	8.8x	8.5x
The McGraw-Hill Companies Inc.	13.8x	12.5x	8.1x	7.6x
FactSet Research Systems Inc.	21.8x	19.5x	13.5x	12.2x
MSCI Inc.	20.4x	16.9x	11.5x	10.4x
SS&C Technologies Inc.	26.3x	21.3x	11.6x	8.8x
Fidessa Group plc	19.1x	17.8x	9.5x	8.9x
Median	19.9x	17.6x	10.5x	8.9x

Based on the results of this analysis and other factors, including financial and operating metrics, that J.P. Morgan considered appropriate (including revenue growth, EBITDA growth, margin and net income margin), J.P. Morgan determined a Price/EPS of 14.0x-16.5x for 2013 and a FV/EBITDA of 7.0x-9.0x for 2013 that it applied to each of the three Management Cases.”

Item 4, “The Solicitation or Recommendation” and the disclosure under the heading titled “Opinion of the Company’s Financial Advisor—Selected Transaction Analysis” is hereby amended by amending and restating the paragraph following the first table thereunder in its entirety as follows:

“For each of the selected transactions, to the extent information was publicly available, J.P. Morgan calculated and compared the transaction value divided by the target’s estimated unadjusted EBITDA for the next twelve months as of the quarter ended immediately prior to the announcement of the respective transaction (“NTM EBITDA”), or “Transaction Value/NTM EBITDA Multiple.” J.P. Morgan used NTM EBITDA to provide a forward-looking view of the twelve-month period immediately after the announcement of the transaction.  J.P. Morgan did not include any precedent transactions regarding interdealer brokers, retail FX or workflow software providers because there were no transactions with publicly available information that J.P. Morgan deemed sufficiently analogous to the Transaction.  This analysis indicated the following implied multiples based on the selected transactions:”

Item 4, “The Solicitation or Recommendation” and the disclosure under the heading titled “Opinion of the Company’s Financial Advisor—Selected Transaction Analysis” is hereby amended by amending and restating the final paragraph thereunder in its entirety as follows:

“Based on the results of this analysis and other factors that J.P. Morgan considered appropriate (including, among other factors, the size and timing of the selected transactions, whether the selected transactions were ultimately consummated, the nature of the selected transactions (friendly or hostile) and the form of consideration), J.P. Morgan derived a Transaction Value/NTM EBITDA Multiple of 9.0x-13.0x to the Company’s EBITDA for the next twelve-month period beginning June 30, 2012, as forecasted by the Company’s management under each of the three Management Cases.  As part of its analysis in deriving this Transaction Value/NTM EBITDA, J.P. Morgan considered that some of the selected transactions identified above with a Transaction Value/NTM EBITDA multiple above the median were not ultimately consummated and / or were stock-for-stock transactions, which focus on relative valuation of the two companies as opposed to absolute valuation of the target company. This resulted in an implied equity value per Share of $18.75 to $29.25 across all Management Cases. This range, however, does not reflect the Company’s management’s assigned relative probabilities of each Management Case and, at the direction of the Company, were not relied on by J.P. Morgan in rendering its opinion. Instead, J.P. Morgan was directed to rely on the results of applying the Transaction Value/NTM EBITDA Multiple noted above to Management Cases after taking into account the range of probabilities assigned by the Company’s management to each of Management Cases.  This resulted in an implied equity value per Share of $19.25 to $27.00. A summary of the results is presented below:”

Item 4, “The Solicitation or Recommendation” and the disclosure under the heading titled

“Opinion of the Company’s Financial Advisor—Discounted Cash Flow Analysis” is hereby amended by amending and restating the second paragraph thereunder in its entirety as follows:

“J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate during the fiscal year 2012 through 2022 based upon Management Cases.  Based on the financial projections provided to J.P. Morgan by the Company and as directed by Management, J.P. Morgan calculated projected cash flows for years 2012 through 2022, which were subsequently reviewed and confirmed by Management. The results of those calculations are presented below:”

Item 4, “The Solicitation or Recommendation” and the disclosure under the heading titled “Opinion of the Company’s Financial Advisor—Discounted Cash Flow Analysis” is hereby amended by amending and restating the final paragraph thereunder in its entirety as follows:

“J.P. Morgan also calculated a range of Terminal values of the Company at the end of the period ending 2022 by applying a perpetuity growth rate of 2.0-3.0% to the unlevered free cash flow of the Company during the terminal period of the projections. The unlevered free cash flows and the range of terminal values were discounted to present values using a range of discount rates from 11.0% to 13.0% (applied using the mid-year convention for discounting), which were chosen by J.P. Morgan based upon an analysis of the capital structures and costs of equity and debt of the Company and publicly traded companies that were considered similar, for these purposes, to the Company (as identified under “Public Trading Multiples” above). In order to calculate cost of equity for the Company, J.P. Morgan used an assumed beta range of 1.1-1.4 (based on predicted and historical betas for the Company and the peer companies identified under “Public Trading Multiples” above) and an equity risk premium range of 7.5% – 8.5% (a standardized range used by J.P. Morgan in evaluating all U.S. transactions during the relevant time period), and applied the capital asset pricing model.  Based on the foregoing and other factors that J.P. Morgan deemed relevant based on its judgment and experience, this analysis resulted in an implied equity value per Share of $16.00 to $34.00 across all Management Cases. This range, however, does not reflect the Company’s management’s assigned relative probabilities of each Management Case and, at the direction of the Company, were not relied on by J.P. Morgan in rendering its opinion. Instead, J.P. Morgan was directed to rely on the results of calculating the Present value of unlevered free cash flows under Management Cases after taking into account the range of probabilities assigned by the Company’s management to each of Management Cases. This resulted in an implied equity value per Share of $18.00 to $27.50. A summary of the results is presented below:”

Item 8.    Additional Information.

Item 8, “Additional Information” and the disclosure under the heading titled “Litigation” of the Schedule 14D-9 is hereby amended and restated by adding the following paragraph to the end of such subsection:

“On August 9, 2012, solely to avoid the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the parties to the stockholder class action pending in the Court of Chancery of the State of Delaware, captioned Rubin v. FX

Alliance Inc., C.A. No. 7730-VCP, entered into a memorandum of understanding (the “MOU”) setting forth an agreement-in-principle to settle all claims related thereto. In connection with the MOU, the Company agreed to amend the Schedule 14D-9, previously filed with the SEC, to include certain supplemental disclosures set forth herein (the “Supplemental Disclosures”). The settlement is subject to, among other items, the execution of a stipulation of settlement and final approval by the Court of Chancery, as well as the Merger becoming effective under applicable law. Subject to satisfaction of the conditions set forth in the MOU, the defendants will be released by the plaintiffs and all members of the previously and conditionally certified class of Company stockholders from all claims concerning or arising out of the Offer, the Merger, the Merger Agreement, and the disclosures relating to the foregoing. The foregoing description is qualified in its entirety by reference to the MOU, which is filed as Exhibit (a)(5)(L).”

Item 8, “Additional Information” and the disclosure under the heading titled “Financial Projections” is hereby amended by amending and restating the first paragraph thereunder in its entirety as follows:

“The Company’s management does not as a matter of course make public projections as to future performance or earnings and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, the Company provided, among other information, certain financial projections (and the relative probabilities thereof) prepared by the Company’s management to the Company Board in connection with its consideration of the Offer and the Merger, and to J.P. Morgan (which was directed to rely on the relative probabilities of each case and not on any one case alone). The Company provided to bidders that executed confidentiality agreements with the Company (other than Thomson Reuters) the information presented under the rows titled “Revenues,” “Adjusted Operating Expenses,” “Adjusted EBITDA,” “Adjusted EBIT” and “Adjusted Net Income” under the “Case 2” projections (described below) for the years 2012 through 2015.  The Company also provided to Thomson Reuters the information presented under the rows titled “Revenues,” “Adjusted Operating Expenses,” “Adjusted EBITDA,” “Adjusted EBIT” and “Adjusted Net Income” under the “Case 2” projections (described below) for the years 2012 and 2013.  The Company provided the “Case 2” projections because “Case 2” represented the most likely scenario in the view of the Company’s management.  The Company did not separately provide “Unadjusted EBITDA,” “Unadjusted EBITDA Margin” and “Unadjusted Net Income,” to such bidders, although the Company did provided the information required to derive such financial measures from the financial projections.

Item 8, “Additional Information” and the disclosure under the heading titled “Financial Projections” is hereby amended by amending and restating the fifth paragraph thereunder in its entirety as follows:

“The Company’s management prepared projected financial performance through 2015 under three different cases: Case 2, which was viewed by the Company’s management to be the most likely case; Case 3, which reflected a lower level of financial performance by the Company as compared to Case 2 and was viewed by the Company’s management as the next most likely case; and Case 1, which reflected a higher level of financial performance by the Company as compared to Case 2 and was viewed by the Company’s management as the least likely case. The three cases were prepared based on analysis provided by the Company’s management of fifteen factors that have, in the Company’s management view, historically impacted the Company’s business.  The factors were grouped into five categories:  (1) a “Same Store Volumes” category, which included factors relating to the growth rate of global gross domestic product, changes to asset prices, stabilization of the fiscal condition, currency and creditworthiness of the European Union and certain of its member countries and timing thereof; (2) a “Footprint Growth” category, which included factors relating to the increase (or decrease) of number of institutions trading in foreign currencies, uniqueness of the Company’s products and the size and effectiveness of the Company’s sales force; (3) a “New Product Adoption” category, which included factors relating to the schedule of delivery of new products, increase (or decrease) in number of customers, potential expansion into new market segments and ability to build liquidity; (4) a “Fee Levels” category, which included factors relating to profitability of transaction flow to market makers, competitive landscape and transaction volume and product mix; and (5) an “Expenses” category, which included factors relating to, size of the Company, compensation levels and capital expenditures.  Each case was assigned an expectation as to each specific factor, with Case 1 representing a more favorable outcome and Case 3 representing a less favorable outcome to the Company than Case 2.  The Company’s management then assigned a specific range of probabilities to each of such cases, as follows, based on the Company’s management’s assessment of the likelihood of each case: Case 2 was assigned a probability range of 40-60%, Case 1 was assigned a probability range of 0-20% and Case 3 was assigned the implied balance probability range after Cases 1 and 2 were considered together. The allocation of probabilities was based on the Company’s management judgment as to global economic, industry and competitive conditions.”

Item 8, “Additional Information” is hereby amended and supplemented by adding the subsection “Extension of the Offer Period” to the end of Item 8 as follows:

“Extension of the Offer Period.  On August 9, 2012, Merger Sub extended the expiration of the Offer until 5:00 p.m., New York City time, on Friday, August 17, 2012.  The Offer was previously scheduled to expire at midnight, New York City time, at the end of the day on Tuesday, August 14, 2012.  Computershare, the depositary for the Offer, has indicated that, as of 1:00 p.m. on August 9, 2012, a total of approximately 10,083,110 Shares have been validly tendered and not properly withdrawn pursuant to the Offer.  On August 9, 2012, the Company and Thomson Reuters issued a joint press release announcing the extension of the Offer, a copy of which is filed as Exhibit (a)(5)(M) and incorporated herein by reference.”

Item 9.    Exhibits.

Item 9, “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto, and the Schedule 14D-9 is hereby amended and supplemented by adding the exhibits filed herewith as exhibits thereto:

“(a)(5)(L)         Memorandum of Understanding, entered into as of August 9, 2012.

(a)(5)(M)         Joint press release issued by FX Alliance Inc. and Thomson Reuters Corporation, dated August 9, 2012.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FX ALLIANCE INC.

	By:	/s/ Philip Z. Weisberg
	Name:	Philip Z. Weisberg
	Title:	Chief Executive Officer
Dated: August 9, 2012